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ATLANTIC CITY ELECTRIC COMPANY PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (Dollars in Millions) (Unaudited)
	Twelve Months Ended June 30, 2003	Pro Forma Adjustments	Pro Forma

OPERATING REVENUES	$ 1,179.8	$ 15.6 (4)	$ 1,195.4

OPERATING EXPENSES
Electric fuel and purchased energy and capacity	749.1	-	749.1
Operation and maintenance	227.1	-	227.1
Depreciation and amortization	90.8	7.6 (5)	98.4
Merger related costs	38.1	-	38.1
Impairment losses	9.5	-	9.5
Taxes other than income taxes	25.6	-	25.6
Deferred electric service costs	(29.4)	-	(29.4)
	1,110.8	7.6	1,118.4
OPERATING INCOME	69.0	8.0	77.0

OTHER INCOME (EXPENSES)
Interest and dividend income	9.9	-	9.9
Interest charges	(55.7)	(6.1) (6)	(61.8)
Other income	8.7	-	8.7
	(37.1)	(6.1)	(43.2)

PREFERRED DIVIDEND REQUIREMENTS ON
PREFERRED SECURITIES OF SUBSIDIARY TRUSTS	5.6	-	5.6

INCOME BEFORE INCOME TAXES
AND EXTRAORDINARY ITEM	26.3	1.9	28.2

INCOME TAXES EXCLUDING INCOME TAXES
APPLICABLE TO EXTRAORDINARY ITEM	7.8	0.7 (7)	8.5

INCOME BEFORE EXTRAORDINARY ITEM	18.5	1.2	19.7

EXTRAORDINARY ITEM (net of $4.1 million of income taxes)	5.9	-	5.9

NET INCOME	24.4	1.2	25.6

DIVIDENDS ON PREFERRED STOCK	0.2	-	0.2

EARNINGS APPLICABLE TO COMMON STOCK	$ 24.2	$ 1.2	$ 25.4

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ATLANTIC CITY ELECTRIC COMPANY PRO FORMA NOTES

In accordance with Article 11 of Regulation S-X, the pro forma adjustments related to the balance sheet were made assuming the transactions were made at the end of the balance sheet period and the adjustments related to the income statement were made assuming the transactions were made at the beginning of the period presented.

(1)	Represents the use of proceeds from the issue of transition bonds to pay off short-term debt of $66.8 million.
(2)	Represents the issue of $152.0 million in Transition Bonds, less the redemption of $15.2 million in long-term debt from use of proceeds from issue of Transition bonds.
(3)	Represents the dividend of $70.0 million to Conectiv parent from proceeds from issue of Transition bonds.
(4)

Represents transition bond charge, a per kWh charge paid by electric transmission and distribution customers. The charge is computed to recover the principal amount of the transition bonds plus interest. Amortization of $7.6 plus interest of $8.0 = $15.6

(5)	Represents the annual amortization of stranded costs, 152.0 million over 240 months. (152.0 / 240 = .633/month x 12 months = 7.6 million).
(6)

Represents annual interest expense on 152.0 million of long-term debt @5.25%. Transition Bonds, less the interest expense savings from redeeming $66.8 million of short-term debt @1.25% and $15.2 million of long-term debt @7.0%.

152.0 x 5.25% = 8.0 million
66.8 x 1.25% = (0.8) million
15.2 x 7.0% = (1.1) million
total 6.1 million
(7)	Represents the federal tax impact, at 35%, of (4), (5), and (6).